3000 Two Logan Square

Eighteenth and Arch Streets

Philadelphia, PA 19103-2799

215.981.4000

Fax 215.981.4750

May 5, 2017

Filing Desk U.S. Securities and Exchange Commission 450 Fifth Street, N.W. Washington, D.C. 20549 Attn: James E. O’Connor, Senior Counsel

Re:	FundVantage Trust (the “Trust”) 1940 Act File No. 811-22027 1933 Act File No. 333-141120

Dear Mr. O’Connor:

This letter addresses the comments of the Securities and Exchange Commission’s staff (the “Staff”) to the preliminary copy of the notice of meeting, proxy statement, and form of proxy card filed via EDGAR on April 17, 2017 (the “Preliminary Materials”) to be furnished to shareholders of the SkyBridge Dividend Value Fund (the “Fund”), a series of the Trust, in connection with a special meeting of shareholders of the Fund to be held on June 15, 2017 (the “Meeting”).

The Meeting is being called in order to ask shareholders of the Fund to consider a proposal (the “Proposal”) to approve a new Investment Advisory Agreement between FundVantage Trust (the “Trust”), on behalf of the Fund, and SkyBridge Capital II, LLC (“SkyBridge”), the investment adviser to the Fund (“New Agreement”).

We appreciate the opportunity to address the Staff’s comments regarding certain disclosures in the Preliminary Materials. We set forth the Staff’s comments in italicized text followed by the Trust’s response to the Staff’s comments.

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U.S. Securities and Exchange Commission

May 5, 2017

1)	Please specify that the interim agreement was approved by the Board of Trustees, including a majority of the independent Trustees.

Response: The proxy statement has been revised to address the Staff’s comment.

2)	With respect to the “Summary of the New Agreement” section, please identify with respect to each of the following provisions any differences between the current and the new contracts.

Response: Each of the provisions of the New Agreement detailed in the proxy statement are identical to the provisions of the Current Agreement.

3)	If any provisions including those related to the fee waiver are different under the new agreement, please describe those differences.

Response: The fee waiver under the New Agreement is identical to the Current Agreement.

4)	In the second to last sentence of the first paragraph in the “Quorum” paragraph please remove “a matter” and replace it with “the proposal.”

Response: The proxy statement has been revised to address the Staff’s comment.

5)	Please clarify the disclosure under “Quorum Requirement” that indicates that if no quorum is present for the conduct of business a shareholder vote is required to adjourn the meeting to another date. If applicable indicate that the chair of the meeting may adjourn the meeting to solicit additional attendees; provided that the proxy cannot confer discretionary authority on the chairman to adjourn the meeting to solicit votes to avoid a negative vote on the proposal.

Response: The form of proxy has been revised to address the Staff’s comment.

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U.S. Securities and Exchange Commission

May 5, 2017

Please direct any questions concerning this letter to the undersigned at 215.981.4659 or, in his absence, to John M. Ford, Esq. at 215.981.4009.

Very truly yours,

John P. Falco

Enclosures.

cc:	Joel L. Weiss, President of FundVantage Trust John M. Ford, Esq.